UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AMERICAN OUTDOOR BRANDS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	001-39366 (Commission File Number)	84-4630928 (IRS Employer Identification No.)

1800 North Route Z, Suite A
Columbia, Missouri	65202
(Address of principal executive offices)	(Zip code)

Douglas V. Brown, Chief Counsel and Secretary – (800) 338-9585
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

A copy of American Outdoor Brands, Inc. Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://ir.aob.com/corporate-governance/conflict-minerals. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02Exhibits

Exhibit 1.01Conflict Minerals Report

Section 2Exhibits

Item 2.01Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMERICAN OUTDOOR BRANDS, INC., a Delaware corporation

By:	/s/ Douglas V. Brown	Dated:	June 1, 2021
Douglas V. Brown
Chief Counsel and Corporate Secretary